Republic Power Group Limited

#04-09 Techplace II,
5008 Ang Mo Kio Ave 5
Singapore 569874

VIA EDGAR

January 22, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo

Re:	Republic Power Group Limited
Registration Statement on Form F-1 (File No. 333-292867)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Republic Power Group Limited, an exempt company limited by shares organized under the laws of the British Virgin Islands (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will become effective at 4:00 p.m. Eastern Time on January 26, 2026, or as soon thereafter as practicable.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer and Director